April 10, 2025

Craig A. Lampo
Senior Vice President and Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

       Re: Amphenol Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 7, 2025
           File No. 001-10879
Dear Craig A. Lampo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 30

1. We note your analysis of the increase in net sales. Please revise future filings to quantify the extent to which changes in organic net sales for each segment were materially impacted by changes in volume, product mix, and pricing. For example, when you indicate the Communications Solution segment had a 27% increase in organic net sales in 2024, your analysis focuses on the contributing end
       markets but does not clarify the extent to which this increase was driven by changes in volume, product mix, and/or pricing. If the reference to higher sales volumes within your analysis of segment operating income is intended to convey that the increase in a segment's organic net sales was primarily attributable to a higher volume of goods sold, please revise future filings to better convey this and consider whether there were also material fluctuations in product mix or pricing that should be described. See Item
 April 10, 2025
Page 2

       303(b)(2)(iii) of Regulation S-K.
2. We note the tabular presentation of your income statement line items as a percentage of net sales at the start of your Results of Operations section. We note that cost of sales as a percentage of net sales shows a trend of declining across the three year period presented, resulting in your gross profit margin increasing. We further note that the decline in cost of sales as a percentage of net sales is almost fully offset each year by an increase in your operating expenses as a percentage of net sales, resulting in a net nominal change to your operating margin each year. As such, a robust analysis of the underlying factors driving changes in your operating income and operating margin should address both the changes in cost of sales and the changes in your operating expenses in order to provide your investors with a view of the company's financial results through the eyes of management. Please revise future filings to more clearly provide management's insight into the underlying drivers of material changes in cost of sales as a percentage of net sales or gross profit margin, either within your analysis of operating income or as a separate analysis.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 11 - Acquisitions, page 87

3. We note that you provide limited disclosures regarding your acquisition of CIT and state that further details have not been presented since the 2024 Acquisitions are not material, either individually or in the aggregate. Please revise your upcoming March
       31, 2025 Form 10-Q to provide all disclosures required by ASC 805 for your acquisition of CIT, or explain to us in detail how you determined the acquisition of
       CIT was immaterial such that the disclosures prescribed by ASC 805 are not applicable. We note the purchase price you paid for CIT, net of cash acquired, is equivalent to approximately 12% of your total assets as of December 31, 2023.
4. Similarly, please confirm to us that your upcoming March 31, 2025 Form 10-Q will provide all disclosures required by ASC 805 for your acquisition of CommScope's mobile networks business, or explain to us in detail how you determined the acquisition of this business was immaterial such that the disclosures prescribed by
       ASC 805 are not applicable. We note the purchase price you paid for CommScope's mobile networks business is equivalent to approximately 10% of your total assets as of December 31, 2024.



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 10, 2025
Page 3

       Please contact Jennifer Thompson at 202-551-3737 or Kevin Stertzel at 202-551-3723
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing